Exhibit 99.1

Ohmyhome Ltd Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Singapore, July 16, 2026 -- Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome” or “the Company”), a data- and technology-driven digital marketing company delivering multi-channel marketing and content solutions for advertisers, today announced that on July 13, 2026, the Company received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from May 28, 2026 to July 10, 2026, the Company no longer meets the continued listing requirement on the Nasdaq Capital Market under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

The notification has no immediate effect on the listing or trading of the Company’s Class A ordinary shares on Nasdaq. Under Nasdaq Listing Rule 5810(c)(3)(A), Nasdaq has provided the Company with an 180 calendar days compliance period, or until January 11, 2027, in which to regain compliance with Nasdaq continued listing requirement. If at any time during this period the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation that the Company has regained compliance with the bid price requirement.

In the event that the Company does not regain compliance by the end of the initial compliance period, the Company may be eligible for an additional 180 calendar days extension, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market , with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

The Company is currently evaluating available options to regain compliance with the Nasdaq Listing Rules and intends to take appropriate measures to timely regain compliance with the minimum bid price requirement. The Company will continue to monitor the closing bid price of its Class A ordinary shares and, if necessary, consider all available alternatives to achieve compliance within the applicable compliance period.

About Ohmyhome

Ohmyhome Ltd. (Nasdaq: OMH) is a data- and technology-driven digital marketing company delivering multi-channel marketing and content solutions for advertisers. The Company provides digital marketing strategy, content creation, campaign execution, and performance monitoring services designed to help clients strengthen their online presence and engage target audiences across digital channels.

For more information, visit: www.omsw.net

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For more information Investor Relations: ir@omsw.net